UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2018

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1	Submission of Matters to a Vote of Security Holders

The annual general meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on May 30, 2018 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Annual Meeting”). DKK 862,950.48 of the Company's share capital and 86,295,048 votes, respectively, were represented at the Annual Meeting. Results of the Annual Meeting were as follows:

•	The board of directors’ report on the Company’s activities in the past financial year was noted by the Annual Meeting.

•	Adoption of the Company’s annual report by 86,285,816 votes in favour, and with 6,908 votes against and 2,324 abstentions.

•	Adoption of the proposal to carry forward the profit of USD 880.210 million for the accounting year 2017 by 86,285,402 votes in favour, and with 6,908 votes against and 2,738 abstentions.

•	Approval of the discharge of the board of directors and the management board by 86,276,176 votes in favour, 14,048 against and 4,824 abstentions.

•	Election of members to the board of directors:

•	Re-election of the following members to the board of directors as follows:

•	Florian Schönharting (86,211,290 votes in favour and 83,758 abstentions)

•	Torsten Goesch (86,206,230 votes in favour and 88,818 abstentions)

•	Duncan Moore (86,269,400 votes in favour and 25,648 abstentions)

•	Grant Hellier Lawrence (86,264,310 votes in favour and 30,738 abstentions)

•	Jakob Mosegaard Larsen (86,202,388 votes in favour and 92,660 abstentions)

•	Re-election of Ernst & Young Godkendt Revisionspartnerselskab as the Company’s independent registered public accounting firm with 86,294,978 votes in favour and 70 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2018	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
		Name:	Claus Bo Svendsen
		Title:	Chief Executive Officer